FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 November  2005

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock Exchange on 19 - 31 October 2005

Exhibit 1: Oct 19                  Daily share buyback notice

Exhibit 2: Oct 20                  Daily share buyback notice

Exhibit 3: Oct 20                  Form 484 change to company details

Exhibit 4: Oct 21                  Daily share buyback notice

Exhibit 5: Oct 21                  Change of directors’ interest notice

Exhibit 7: Oct 21                  Form 484 change to company details

Exhibit 8: Oct 24                  Daily share buyback notice

Exhibit 9: Oct 25                  Daily share buyback notice

Exhibit 10: Oct 26               Daily share buyback notice

Exhibit 11: Oct 31               Rinker obtains permits for new Florida cement mill

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	1 November 2005